SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                       __________________________________

                   For the fiscal year ended December 31, 2002

                          Commission File Number 0-692

             NORTHWESTERN CORPORATION EMPLOYEE STOCK OWNERSHIP PLAN

                            NORTHWESTERN CORPORATION
                             125 SOUTH DAKOTA AVENUE
                              SIOUX FALLS, SD 57104

                                TABLE OF CONTENTS


Report of Independent Registered Public Accounting Firm              3

Financial Statements

   Statement of Net Assets Available for Benefits,
     December 31, 2002 and 2001                                      4

   Statement of Changes in Net Assets Available for Benefits
     Years Ended December 31, 2002 and 2001                          5

Notes to Financial Statements                                        6

Supplemental Schedules:

   Schedule of Assets, December 31, 2002                             11

   Schedule of Reportable Transactions,
     Year Ended December 31, 2002                                    12

Consent of Independent Registered Public Accounting Firm
        (Exhibit 23.1)                                               14

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


Trustees and Participants
NorthWestern Corporation
Employee Stock Ownership Plan

We have audited the accompanying statements of net assets available for benefits of NorthWestern Corporation Employee Stock Ownership Plan (the "Plan") as of December 31, 2002 and 2001 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001 and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) and Schedule of Reportable Transactions as of and for the year ended December 31, 2002 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The schedules have been subjected to the auditing procedures applied in our audit of the basic December 31, 2002 financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed in Note 8 to the financial statements, on September 14, 2003, NorthWestern Corporation (the "Company") sought protection from creditors under a Chapter 11 bankruptcy filing. At the time of the filing, the market value of the Company's common stock had declined to $.20 per share from a market price of $5.08 per share on December 31, 2002.


/s/ DELOITTE AND TOUCHE LLP

Minneapolis, Minnesota
June 11, 2004


NORTHWESTERN CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002 AND 2001
-------------------------------------------------------------------------------------------------


                                                                          2002
                                                        -----------------------------------------
                                                          Allocated    Unallocated      Total

ASSETS

CASH AND CASH EQUIVALENTS                               $     67,450                 $     67,450

CONTRIBUTION RECEIVABLE--from NorthWestern
  Corporation                                                157,424    $5,965,351      6,122,775

INVESTMENTS, at market value--
  NorthWestern Corporation common stock, 895,065
    shares, cost of $13,320,151                            3,297,281     1,249,649      4,546,930
                                                        ------------   -----------   ------------

        Total assets                                       3,522,155     7,215,000     10,737,155


LIABILITIES

LOAN PAYABLE                                                             5,944,180      5,944,180

INTEREST PAYABLE                                                            21,171         21,171
                                                        ------------   -----------   ------------

        Net assets available for benefits               $  3,522,155   $ 1,249,649   $  4,771,804
                                                        ============   ===========   ============

                                                                          2001
                                                        -----------------------------------------
                                                          Allocated    Unallocated      Total

ASSETS

CASH AND CASH EQUIVALENTS                               $      4,725                 $      4,725

CONTRIBUTION RECEIVABLE--from NorthWestern
  Corporation                                                          $   446,610        446,610

INVESTMENTS, at market value--
  NorthWestern Corporation common stock, 1,063,998
    shares, cost of $15,834,178                           15,733,865     6,663,293     22,397,158
                                                        ------------   -----------   ------------

        Total assets                                      15,738,590     7,109,903     22,848,493

LIABILITIES

LOAN PAYABLE                                                             7,016,707      7,016,707

ESTIMATED DISTRIBUTIONS PAYABLE                              250,000                      250,000
                                                        ------------   -----------   ------------

        Net assets available for benefits               $ 15,488,590   $    93,196   $ 15,581,786
                                                        ============   ===========   ============


See notes to financial statements.


NORTHWESTERN CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2002 AND 2001
-------------------------------------------------------------------------------------------------


                                                                          2002
                                                        -----------------------------------------
                                                          Allocated     Unallocated       Total

NET ASSETS AVAILABLE FOR BENEFITS--
  Beginning of year                                     $ 15,488,590   $    93,196   $ 15,581,786

INCREASES (DECREASES) DURING THE YEAR:
  Contributions from:
    NorthWestern Corporation                                 157,424     6,105,311      6,262,735
    Participants                                              61,733                       61,733
  Dividend income                                            312,743       909,717      1,222,460
  Depreciation in market value of investments            (11,147,438)   (4,188,763)   (15,336,201)
  Allocation of 70,552 shares
    of NorthWestern Common Stock                           1,224,881    (1,224,881)
  Distribution to participants                            (2,575,778)                  (2,575,778)
  Interest expense                                                        (444,931)      (444,931)
                                                        ------------   -----------   ------------

      Net (decrease) increase                            (11,966,435)    1,156,453    (10,809,982)
                                                        ------------   -----------   ------------

NET ASSETS AVAILABLE FOR BENEFITS--
  End of year                                           $  3,522,155   $ 1,249,649   $  4,771,804
                                                        ============   ===========   ============


                                                                          2001
                                                        -----------------------------------------
                                                           Allocated    Unallocated       Total

INCREASES (DECREASES) DURING THE YEAR:
  Contributions from:
    Northwestern Corporation                            $    143,627   $   586,609   $    730,236
    Participants                                              70,102                       70,102
  Dividend income                                            357,597       962,402      1,319,999
  Depreciation in market value of investments             (1,790,123)   (1,045,053)    (2,835,176)
  Allocation of 68,352 shares of NorthWestern
    common stock                                           1,194,344    (1,194,344)
  Distribution to participants                              (880,015)                    (880,015)
  Interest expense                                                        (528,355)      (528,355)
                                                        ------------   -----------   ------------

      Net decrease                                          (904,468)   (1,218,741)    (2,123,209)

NET ASSETS AVAILABLE FOR BENEFITS--
  Beginning of year                                                                    17,704,995
                                                                                     ------------

NET ASSETS AVAILABLE FOR BENEFITS--End of year
  Allocated                                                                            15,488,590
  Unallocated                                                                              93,196
                                                                                     ------------

                                                                                     $ 15,581,786
                                                                                     ============


See notes to financial statements.

NORTHWESTERN CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------


1.    PLAN DESCRIPTION

      General--The following description of NorthWestern Corporation Employee Stock Ownership Plan (the "Plan") is provided for general informational purposes only. Participants should refer to the plan document for more complete information regarding the Plan's definition, eligibility and other matters.

      The Plan was established under the applicable provisions of the Internal Revenue Code ("IRC") and was amended and restated in its entirety effective January 1, 2001. The Board of Directors of NorthWestern Corporation (the "Company") has appointed a supervisory committee of officers of the Company to administer the Plan, and certain employees of the Company were trustees of the Plan until September 13, 2001, when First National Bank was appointed trustee (the "Trustee").

      Eligibility and Vesting--All employees who complete 1,000 hours of service per year and have attained age 21 are eligible to participate in the Plan.

      All contributions made to the account of a participant and any earnings thereon are fully vested to the participant at all times.

      Contributions--Federal income tax regulations allow the Company to deduct for federal income tax purposes dividends on stock owned by the Plan when such dividends are paid to plan participants or used by the Plan to repay plan loans (see Note 3). Contributions are made to the Plan on or before the due date (including extensions thereof) for filing the Company's federal income tax return for the tax year in which the deduction for dividends paid to the Plan is utilized to offset taxable income.

      Active employees enrolled in the Plan prior to 1989 (trust/dividend segment) receive annual cash dividend payments on shares allocated to their accounts by the Plan. The participants may voluntarily contribute back to the Plan one quarterly dividend payment subject to discrimination rules of the Internal Revenue Service ("IRS") and rules of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Company contributes a matching contribution equal to two times the voluntary contribution made by pre-1989 participants using the tax benefit derived from the deductibility of dividends to make the employer matching contribution. The remaining contribution after payment of the matching amount is allocated pro rata to all participants. Participants who became eligible for the Plan after 1989 do not make contributions to the Plan.

      All dividends received on unallocated shares of participants enrolling subsequent to 1989 are used to repay the loans of the leveraged loan segment of the Plan (see Note 3). The Company contributes the tax benefit derived from the deductibility of dividends and an additional $35,000 per quarter to repay plan loans. Shares are released and allocated to participants as the loans are repaid. The shares are allocated based on the ratio of the participant's compensation to total compensation of all participants, as defined, and separately, on the ratio of each participant's respective account balance to the total balance. The Company has no rights against shares once they are allocated. Accordingly, the financial statements of the Plan present separately the assets and liability and changes therein pertaining to the accounts of participants with rights in allocated shares of company stock and stock not yet allocated to participants. The Plan's shares as of December 31, 2002 were as follows:

        Shares released for allocation                                 649,071
        Unallocated shares                                             245,994
                                                                   -----------

           Total plan shares                                           895,065
                                                                   ===========

        Market value of unallocated shares                         $ 1,249,649
                                                                   ===========

      Administrative Expenses--The Plan may directly pay expenses incurred in administering the Plan; alternatively, the Company may withhold from its annual contribution an amount equivalent to the expenses it has paid on behalf of the Plan. The Company paid $45,970 and $82,079 of expenses on behalf of the Plan for the years ended December 31, 2002 and 2001, respectively. This was done by reducing the amount of the employer contributions by the expenses paid on behalf of the Plan.

      Maturity and Distribution--A participant's account matures upon the earliest occurrence of: (a) death, (b) termination of employment for any reason, or (c) termination of the Plan. Distributions to a participant or to a beneficiary upon maturity may be in the form of a lump-sum distribution or in the form of installment distributions continuing over an established period of time.

      The Plan also permits participants who have 10 years of participation in the Plan and have attained age 55 to direct the Plan to distribute, over a five-year period, up to 25% of the participants' account balances in each of the five years, not to exceed 50% of the total balances.

      Benefits due to participants who withdrew from participation in the Plan were $28,910 and $1,328,701 as of December 31, 2002 and 2001,
      respectively.

      Voting Rights--Each participant has the right to direct the Trustee as to the manner in which whole and partial shares of company stock allocated to his or her account as of the record date are to be voted, and is notified by the Trustee prior to the time the rights are to be exercised. The Trustee shall vote allocated shares for which it has not received direction and unallocated shares in the same proportion as directed shares are voted.

      Plan Termination--The Company has the right to terminate the Plan. In the event of the Plan's termination, plan assets will be distributed in accordance with the plan document.

      Tax Status--The IRS has informed the Company by a letter dated July 18, 1997 that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. The plan administrators have applied to the IRS for the voluntary closing agreement program to correct certain plan document defects. The plan sponsor is committed to maintaining the Plan's qualified status.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      Basis of Accounting--The financial statements have been prepared on the accrual basis of accounting.

      Investment Valuation and Income Recognition--Investments are valued at market value through reference to quoted market prices. Changes in the market value of investments between years are included in appreciation (depreciation) in market value of investments.

      The assets of the Plan are primarily invested in shares of the Company's common stock. Investment securities, in general, are exposed to various risks such as interest rate and credit risks and overall market volatility. Due to the level of risk associated with investments in securities, it is reasonably possible that changes in the values of the Plan's investments will occur in the near term and that such changes could materially affect amounts reported in the statements of net assets available for benefits and accordingly, account balances of participants in the Plan.

      Dividend income is accrued on the ex-dividend date.

      Use of Estimates--The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

3.    LOAN PAYABLE

      The Plan contains provisions whereby the Plan, with approval of the Company's Board of Directors, can enter into loans under certain circumstances for the purpose of purchasing qualifying securities of the Company.

      In 1995, the Board of Directors authorized the Plan's trustees to enter into a note agreement with a third-party financial institution under which the Plan could borrow up to $5,000,000 to purchase shares of common stock of the Company. Shares of company common stock owned by the Plan, but not yet allocated to participants' accounts, are pledged as collateral on this note. These shares are allocated to participants when the principal on this note is repaid. The note was paid in full as part of the $10,000,000 debt refinancing described below.

      In January 1997, the Plan began purchasing shares of company common stock on the open market using funds advanced from the Company. Funds advanced totaled $5,427,157 at December 31, 1997 and bear interest at the same rate charged by the third-party financial institution.

      On September 17, 1998, the Plan entered into a $10,000,000 five-year balloon loan agreement with a bank. The proceeds of the loan were used to refinance the prior outstanding bank loan and the company advance. Shares of common stock owned by the Plan but not yet allocated to participant accounts, together with an irrevocable standby letter of credit in the amount of $3,500,000 issued by the Company, are pledged as collateral for this loan. The loan bears interest at .50% below prime, with a cap of 9.5% and a floor of 6.5%. As of December 31, 2002 and 2001 the interest rate was 6.5%. The loan was repaid in full subsequent to December 31, 2002 and the shares were full unencumbered.

      During a review of the 1998 bank loan agreement, the Department of Labor ("DOL") noted that certain provisions of the agreement relating to the release of shares held for collateral did not meet the requirements of ERISA. The DOL acknowledged the correction of this issue with an amendment to the original loan agreement executed by the Plan and the bank; the amendment did not impact the Plan's net assets available for benefits or participants' individual accounts.

4.    INVESTMENTS

      The plan's investments at December 31 are as follows:


                                                    2002                         2001
                                           --------------------------  -------------------------
                                            Allocated   Unallocated     Allocated    Unallocated

        NorthWestern Corporation
          common stock:
          Number of shares                    649,071      245,994         747,452      316,546
          Cost                             $9,035,791   $4,284,360     $10,324,937   $5,509,241
          Market value                      3,297,281    1,249,649      15,733,865    6,663,293

5.    ESTIMATED DISTRIBUTIONS PAYABLE

      As a result of a change in the method of allocating shares from the principal-only method to the principal-and-interest method, as requested by the DOL, the Company transferred 87,150 shares of company common stock from the unallocated account to allocated participant accounts for the years 1995 through 1999. As a result of the change in allocation methods, the Plan has recorded estimates of distributions owed to eligible participants who terminated their employment from 1995 through 1999. The distributions were made in June 2002.

6.    RELATED-PARTY TRANSACTIONS

      The Plan received a series of advances in 1997 and 1998 from the Company to purchase qualifying employer securities. These advances were then repaid using proceeds from a bank loan in 1998. The DOL believes that these advances and loans did not meet the requirements of ERISA for a qualified employee stock ownership plan ("ESOP") loan. However, the DOL has acknowledged corrective action by the Plan and the Company in June of 2002 with regard to these transactions, such that the amended loan documents now meet the requirements of ERISA for a qualified ESOP loan. The corrective action did not impact the Plan's financial position or net assets available for benefits.

7.    RECONCILIATION OF FINANCIAL STATEMENTS TO 5500

      The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2002 and 2001 to Form 5500:



                                                                         2002          2001

        Net assets available for benefits per the
          financial statements                                       $ 4,771,804  $ 15,581,786
        Amounts allocated to withdrawing participants                    (28,910)   (1,328,701)
                                                                     -----------  ------------

        Net assets available for benefits per the Form 5500          $ 4,742,894  $ 14,253,085
                                                                     ===========  ============

      The following is a reconciliation of benefits paid to participants per the financial statements for the years ended December 31, 2002 and 2001 to Form 5500:


                                                                        2002          2001

        Benefits paid to participants per the financial statements   $ 2,575,778  $    880,015
        Add:  Amounts allocated to withdrawing participants
          at December 31, 2002                                            28,910     1,328,701
        Less:  Amounts allocated to withdrawing participants
          at December 31, 2001                                        (1,328,701)
                                                                     -----------  ------------

        Benefits paid to participants per Form 5500                  $ 1,275,987  $  2,208,716
                                                                     ===========  ============

      Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2002 and 2001, but not yet paid as of that date.

8.    SUBSEQUENT EVENTS

      On May 6, 2003, the Plan Sponsor approved a resolution terminating the Plan effective June 19, 2003. The Company paid off the remaining loan balance on June 18, 2003. The Plan received a determination letter on September 10, 2003 approving its termination. All the Plan assets were distributed in accordance with the Plan document on or before December 31, 2003.

      On September 14, 2003, the Company sought protection from its creditors through a Chapter 11 bankruptcy filing in the United States Bankruptcy Court for the District of Delaware. The Company has 120 days to file a plan of reorganization, which is subject to approval by the bankruptcy court. At the time of the Company's bankruptcy filing, the market value of the Company's common stock had declined to $.20 from the market price of $5.08 as of December 31, 2002.


                                   * * * * * *

NORTHWESTERN CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN
(Employer Identification Number: 46-017228) (Plan Number: 002)

SCHEDULE H, LINE 4i--SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2002
--------------------------------------------------------------------------------


                                                                              Market
      Description of Investment                 Shares         Cost           Value

Common stock--
  NorthWestern Corporation common stock*        895,065    $ 13,320,151   $ 4,546,930

Cash and cash equivalents--
  Prime Value Obligation Fund*                   67,450          67,450        67,450
                                               --------    ------------   -----------

      Total assets held                         962,515    $ 13,387,601   $ 4,614,380
                                               ========    ============   ===========


*Denotes party-in-interest


NORTHWESTERN CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN
(Employer Identification Number: 46-017228) (Plan Number: 002)

SCHEDULE H, LINE 4j--SCHEDULE OF REPORTABLE TRANSACTIONS
year ended DECEMBER 31, 2002
-----------------------------------------------------------------------------------------------------------------

                                                                                                       Net Gain
                                          Number of     Number       Cost of       Dollar Value        (Loss) on
        Description                       Purchases    of Sales     Purchases        of Sales        Transactions

Series of Transactions Exceeds 5%--
  Prime Value Obligation Fund #856*            50           3      $  1,614,851     $ 1,552,127


*Denotes party-in-interest

Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Administration Committee of NorthWestern Corporation has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                          NORTHWESTERN CORPORATION EMPLOYEE
                                          STOCK OWNERSHIP PLAN



Date:  July 9, 2004                       By /s/  GARY G. DROOK
                                             -----------------------------------
                                             Gary G. Drook
                                             Chief Executive Officer


Date:  July 9, 2004                       By /s/  ROGER P. SCHRUM
                                             -----------------------------------
                                             Roger P. Schrum
                                             Vice President  -  Human Resources
                                             and Communications

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


We consent to the incorporation by reference in Registration Statement No. 333-11843 on Form S-8 of NorthWestern Corporation (a Delaware corporation) and subsidiaries of our report dated June 11, 2004, relating to the financial statements of the NorthWestern Corporation Employee Stock Ownership Plan for the year ended December 31, 2002 and 2001, appearing in this Annual Report on Form 11-K.



/s/ DELOITTE AND TOUCHE LLP

Minneapolis, Minnesota
July 8, 2004